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                                                               EXHIBIT 99.(a)(1)

                           [LETTERHEAD OF PROTOCOL]
                           8500 S.W. Creekside Place
                              Beaverton, OR 97008
                                (503) 526-8500

                                                                   June 7, 2000

To Our Shareholders:

  On behalf of the Board of Directors (the "Board") of Protocol Systems, Inc., an Oregon corporation (the "Company"), we are pleased to inform you that on May 24, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Welch Allyn, Inc., a New York corporation ("Parent"), and its wholly-owned subsidiary, Welch Allyn Acquisition Corporation, an Oregon corporation ("Purchaser"), pursuant to which Purchaser today has commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares (the "Shares") of the Company's common stock, par value $0.01 per share, and the associated preferred share purchase rights (collectively, the "Common Stock"), at a price of $16.00 per Share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at Midnight, New York City time, on July 5, 2000, unless the Offer is extended. Following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger").

  THE BOARD OF DIRECTORS OF THE COMPANY HAS ADOPTED THE MERGER AGREEMENT AND APPROVED THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

  In arriving at its recommendation, the Board gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, SG Cowen Securities Corporation, that the cash consideration to be received pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to the shareholders of the Company.

  In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated June 7, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Robert F. Adrion

                                          Robert F. Adrion
                                          President and Chief Executive
                                           Officer